UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Report on Form 6-K (this “Report”) is being filed by Happy City Holdings Limited (the “Company”) to report the resignation of its director and the appointment of new directors of the Company.

Resignation of Mr. Tak Shing, Lam as Chairperson of the Board and Executive Director

On September 14, 2026, Mr. Tak Shing, Lam (“Mr. Lam”) resigned from his positions as the Chair of the Board of Directors (the “Board”) and the Director of the Company, effective on September 18, 2026. In connection with his resignation, Mr. Lam has confirmed that there are no disagreements or disputes with the Company, the Board, or management on any matter relating to the Company’s operations, policies, or practices.

Appointment of Mr. Feng, Wang as Chairperson of the Board and Executive Director

On September 14, 2026, the Board of Directors (the “Board”) the Nominating Committee, and the Compensation Committee each approved, by resolution, and appointed Mr. Feng, Wang (“Mr. Wang”) as the Company’s Executive Director, effective September 18, 2026, replacing Mr. Lam as the Chair of the Board and the Executive Director of the Company. Mr. Wang has been serving as the director of Happy City Developments Limited, a wholly owned subsidiary of the Company since February 9, 2026.

In connection with the appointment, the Company entered into an employment agreement with Mr. Wang dated September 14, 2026 (the “Employment Agreement”), pursuant to which Mr. Wang will receive an annual salary of HK$180,000 (approximately US$22,951), payable on a monthly basis, for his services as the Company’s Director and Chief Executive Officer. A copy of the Employment Agreement is filed as Exhibit 10.1 to this Report.

Mr. Feng Wang is a seasoned Equity Capital Market advisory professional in Hong Kong. Mr. Wang has over 15 years of experience in advising companies on raising capital through both public and private market transactions. His experience spans a broad range of sectors, including retail, food and beverage, technology, healthcare, energy and financial services. In addition to his transaction execution capabilities, Mr. Wang has acted as a trusted adviser to senior management teams and boards of directors of various Hong Kong and overseas public companies, assisting them in navigating complex and often time-sensitive situations, including crisis-driven fundraising exercises.

Mr. Wang does not have a family relationship with any director or executive officer of the Company. Other than as described herein, Mr. Wang has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreement attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement By and Between the Company and Mr. Feng, Wang, dated September 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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